02021411

AH
3/27

TC 3/26

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC RECEIVED MAR 1 3 2002 366 PROCESSING

SEC FILE NUMBER
8- 49582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GLOBAL-AMERICAN INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34167 Pacific Coast Highway, Suite D
(No. and Street)

Dana Point	California	92629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cedric Swirsky 949-493-0778
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	Los Angeles, CA		90064
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27/02

OATH OR AFFIRMATION

I, Cedric Swirsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global-American Investments, Inc., as of ~~December 31, 2001~~ Feb 20, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

JURAT

State of California
County of Orange } ss.

LINDA A. GACKLIN
Commission # 1313093
Notary Public - California
Orange County
My Comm. Expires Jul 13, 2005

Subscribed and sworn to (or affirmed) before me this 20th (Date) day of Feb. (Month), 2002 (Year), by

(1) Cedric Marshall Swirsky
Name of Signer(s)

(2) ______
Name of Signer(s)

Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could preven fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: U.S. Securities & Exch. Comm Annual Audited Report

Document Date: 2-20-02 Number of Pages: 2

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPR OF SIGNER #2
Top of thumb here	Top of thumb he

© 1999 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 Prod. No. 5914 Reorder: Call Toll-Free 1

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

GLOBAL-AMERICAN INVESTMENTS, INC.
34167 PACIFIC COAST HIGHWAY
DANA POINT, CALIFORNIA 92629

CONTENTS

PART I

SCHEDULES

PART II

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Global-American Investments, Inc.
Dana Point, California

I have audited the accompanying statement of financial condition of Global-American Investments, Inc. as of December 31, 2001 and related statements of income (loss), cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Global-American Investments, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Global-American Investments, Inc. as of December 31, 2001 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with United States generally accepted accounting principles.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
January 23, 2002

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash - money market	$ 42,106
Cash - checking	50,273
Clearing broker's deposit	36,980
Commissions receivable	102,914
Prepaid expenses	13,153
Rent deposit	600
TOTAL ASSETS	$246,026

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 14,932
TOTAL LIABILITIES	14,932
SHAREHOLDER'S EQUITY	
Common stock -authorized, issued and outstanding 10,000 shares without value per share	$ 49,359
Paid-in capital	534,619
Retained earnings (Deficit)	(352,884)
TOTAL SHAREHOLDERS' EQUITY	231,094
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$246,026

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 991,355
Interest	2,979
	994,334
MANAGEMENT FEE	150,000
OPERATING EXPENSES	829,115
	979,115
INCOME BEFORE INCOME TAX	15,219
FRANCHISE TAX PROVISION	800
NET INCOME	$ 14,419

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)
Balance, January 1, 2001	10,000	$49,359	$434,222	$(367,303)
Net Profit				14,419
Capital Returned, Prior Owner			(58,109)	
Capital Contributed, New Owner			158,504	
Balance, December 31, 2001	10,000	$49,359	$534,617	$(352,884)

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES	
Net Profit from operations	$ 14,419
Changes in operating assets and liabilities:	
Commissions Receivable	(92,099)
Accounts Payable	9,734
Prepaid Expenses	(13,153)
	(81,099)
CASH FLOW FROM INVESTING ACTIVITIES	
Rent Deposit	(600)
Money Market	(41,451)
Clearing Broker's Deposit	(1,980)
	(44,031)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital Contributed - New Owner	158,504
Capital Returned - Prior Owner	(58,109)
	100,395
DECREASE IN CASH	(24,735)
Cash: Beginning of the Year	75,008
Cash: End of the Year	$ 50,273
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 800

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Organization

Global-American Investments, Inc., the Company was incorporated on September 9,1996 in the state of Arizona and subsequently become a member of the National Association of Securities Dealers, Inc. and commenced operations in the general business of a broker dealer of securities. In August 1998 the Company was acquired by new owners who contributed capital of $90,824 and in turn paid from the Company $50,000 to the former owners. During 1999 the Company was largely inactive. The $50,000 was charged to paid in capital. In January, 1999 the Company became a resident foreign corporation in the State of California.

In July, 2001 the Company was again acquired by a new owner (SE Global Equities Corp.) and became its wholly-owned subsidiary. The parent company (SE Global Equities Corp.) paid $38,500 for the stock plus replenishing the clearing deposit not to exceed $40,000. The new owner has been approved by the NASD.

Nature of Business

The Company conducts a general securities business on a fully disclosed, introductory basis. It has two locations: Dana Point and Diamond Bar (principally day trading), California. The Company does not hole customers' funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues

Securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. A valuation allowance for the entire net operating loss has been recorded.

Prepaid Expenses

Prepaid expenses represent internet service fees for January, 2002 service.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. See Page 11 for the calculation of net capital.

NOTE 5 - INCOME TAXES

The Company had a net operating loss carry forward (NOL) of approximately $23,370 which is comprised as follows:

	Amount	Year Expires
Year Ended Dec. 31, 1999	$ 9,000	2019
Year Ended Dec. 31, 2000	9,000	2020
Seven Months Ended July 31, 2000	5,370	2021
	$23,370	

Because the Company changed ownership, the previous NOL was substantially reduced. Each year's NOL carry forward is limited to the product of the Federal long-term tax exempt rates times the Company's value at the date of acquisition. Because of the NOL there is no provision for Federal income taxes. The State of California's NOL is limited to 50% of the Federal NOL and requires a minimum tax of $800.

NOTE 6 - OFF BALANCE SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 7 - RELATED PARTY TRANSACTIONS

The parent company charged the Company (its subsidiary) fees of $150,000.

The Company subleases the Diamond Bar location from its new parent company which party owns the lease.

The Dana Point location's lease runs between the leasor and the Company's president.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Global-American Investments, Inc.
Dana Point, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
January 23, 2002

GLOBAL-AMERICAN INVESTMENTS, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

Commissions	$ 83,430
Clearing costs	250,420
Insurance	9,023
Office expense and supplies	10,793
Payroll and related expense	180,219
Postage and delivery	3,381
Professional fees	6,066
Quotation costs	199,212
Regulatory fees	22,622
Rent	21,355
Repairs	7,822
Security	1,060
Telephone	26,238
Travel and entertainment	2,667
All other	4,807
	$829,115

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$231,094
Less: Nonallowable assets - Prepaid expense	(13,153)	
Rent deposit	(600)	
		(13,753)
NET CAPITAL		$ 217,341
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness		$ 995
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,000
EXCESS CAPITAL		$216,346
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)		$215,848
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities		$ 14,932
Percentage of aggregate indebtedness to net capital		6.6%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)		NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2001 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED REPORT	$217,341
AUDITED REPORT	217,341
NET ADJUSTMENTS	$ 0

See Accompanying Notes to Financial Statements

PART II

GLOBAL-AMERICAN INVESTMENTS, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Global-American Investments, Inc.
Dana Point, California

In planning and performing my audit of the financial statements of Global-American Investments, Inc. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
January 23, 2002